SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 30, 2011	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2011 Interim Results Announcement

1	IMPORTANT MESSAGE

1.1	The board of directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant that there are no false representations or misleading statements contained in, or material omission from, the 2011 interim report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in the 2011 interim report.

This summary of the interim report is extracted from the full text of the interim report. The full report is published on www.sse.com.cn simultaneously. For detailed content, investors are advised to read the full text of the interim report.

1.2	If any Director fails to attend the Board meeting for considering and approving the 2011 interim report of the Company, his name shall be set out separately:

Name of Director not Attending	Position	Reasons for the Absence	Name of Proxy

Wu Haijun	Vice Chairman	Business engagement	Rong Guangdao
Lei Dianwu	Director	Business engagement	Rong Guangdao

1.3	The financial report of the Company for the six-month period ended 30 June 2011 (the “Reporting Period”) was unaudited.

1.4	There was no appropriation of funds by controlling shareholder and its connected parties for non-operation purpose.

1.5	The Company did not provide external guarantees in violation of required decision-making procedures.

1.6	Mr. Rong Guangdao, our Chairman and the responsible person of the Company, Mr. Ye Guohua, our Chief Financial Officer (overseeing the accounting operations) and Mr. Hua Xin, our Finance Manager (Accounting Chief) hereby warrant the truthfulness and completeness of the financial report contained in the 2011 interim report.

2	CORPORATE INFORMATION

2.1	Corporate Information

Stock Abbreviation	S上石化
Shares Stock Code	600688
Stock Exchange Listing	Shanghai Stock Exchange
Stock Abbreviation	Shanghai Petrochemical
Shares Stock Code	00338
Stock Exchange Listing	Hong Kong Exchanges and Clearing Limited (“Hong Kong Stock Exchange”)
Shares Stock Code	SHI
Stock Exchange Listing	New York Stock Exchange

	Secretary to the Board	Securities Affairs Representative

Name	Zhang Jingming	Tang Weizhong
Correspondence Address	48 Jinyi Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) Postal Code: 200540	Suite B, 28 / F, Huamin Empire Plaza, 728 West Yan’an Road, Shanghai, PRC Postal Code: 200050
Telephone	86-21-57943143 / 52377880	86-21-57943143/52377880
Fax	86-21-57940050 / 52375091	86-21-57940050/52375091
E-mail	spc@spc.com.cn	tom@spc.com.cn

2.2	Major Financial Data and Indicators

Prepared under the China Accounting Standards for Business Enterprises (“CAS”)

2.2.1	Major Accounting Data and Financial Indicators (Unaudited)

			Unit: RMB ’000

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets	32,943,260	29,158,104	12.98

Total equity attributable to equity shareholders of the Company	18,612,631	17,913,040	3.91

Net asset value per share attributable to equity shareholders of the Company (RMB)*	2.585	2.488	3.91

	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease during the Reporting Period as compared to the corresponding period of the previous year (%)
Operating profit	1,818,377	1,887,627	-3.67

Profit before income tax	1,805,805	1,882,526	-4.08

Net profit attributable to equity shareholders of the Company	1,381,533	1,493,930	-7.52

Net profit attributable to equity shareholders of the Company excluding non-recurring items	1,391,700	1,497,812	-7.08

Basic earnings per share (RMB)	0.192	0.207	-7.52

Basic earnings per share excluding non-recurring items (RMB)	0.193	0.208	-7.08

Diluted earnings per share (RMB)	0.192	0.207	-7.52

Return on net assets (weighted average) (%)*	7.565	9.344	Decreased by 1.779 percentage points

Net cash inflow from operating activities	1,115,924	366,735	204.29

Net cash inflow per share from operating activities (RMB)	0.155	0.051	204.29

*	The above-mentioned net assets do not include minority shareholders’ interests.

2.2.2	Non-recurring items

Unit: RMB ’000

Non-recurring Items	Amount
Net loss from disposal of non-current assets	-7,198
Employee reduction expenses	-1,158
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	5,240
Income from external entrusted loans	705
Other non-operating income and expenses other than those mentioned above	-10,614
Income tax effect	3,135
Effect attributable to minority interests (after tax)	-277

Total	-10,167

2.2.3	Differences between financial report prepared under CAS and International Financial Reporting Standards (“IFRS”)

				Unit: RMB ’000

	Net profit attributable to equity shareholders of the Company			Total equity attributable to equity shareholders of the Company
	The Reporting Period	Corresponding period of the previous year (restated)		At the beginning of the Reporting Period (restated)		At the end of the Reporting Period
Prepared under CAS	1,381,533	1,493,930		17,913,040		18,612,631
Prepared under IFRS	1,425,719	1,513,739	*	17,689,457	*	18,395,176

For detailed differences, please refer to 7.3.

*	For details, please refer to Note 2, Changes in Accounting Policies, of 7.2.

3	CHANGE IN SHARE CAPITAL AND SHAREHOLDERS

3.1	Total Number of Shareholders and Their Shareholdings

Unit: share

Total number of shareholders as at the end of the Reporting Period	106,724

Shareholdings of top ten shareholders

Name of shareholders	Type of shareholders	Percentage of total shareholding (%)	Number of shares held	Increase (+)/ decrease (–) during the Reporting Period	Type of shares	Number of non-circulating shares held	Number of shares pledged or frozen

China Petroleum & Chemical Corporation	State-owned enterprise shareholder	55.56	4,000,000,000	0	Non-circulating	4,000,000,000	Nil
HKSCC (Nominees) Limited	Foreign shareholder	31.86	2,293,834,101	+370,000	Circulating	0	Unknown

China Construction Bank - CIFM China Advantage Security Investment Fund	Others	0.90	64,515,310	-7,484,690	Circulating	0	Unknown

Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	0	Non-circulating	16,730,000	Unknown

ICBC - SWS MU New Economy Balanced Equity Fund	Others	0.23	16,255,747	Unknown	Circulating	0	Unknown

China Life Insurance Company Limited - Bonus - Individual Bonus - 005L-FH002 Shanghai	Others	0.21	15,294,394	+5,578,590	Circulating	0	Unknown

China Life Insurance Company Limited - Tradition - Ordinary Insurance Product - 005L-CT001-Shanghai	Others	0.17	12,408,194	-2,000,000	Circulating	0	Unknown

Name of shareholders	Type of shareholders	Percentage of total shareholding (%)	Number of shares held	Increase (+)/ decrease (–) during the Reporting Period	Type of shares	Number of non-circulating shares held	Number of shares pledged or frozen

Zhejiang Economic Construction Investment Co., Ltd	Others	0.17	12,000,000	0	Non-circulating	12,000,000	Unknown

CBC - HFT Style Rotation Equity Fund	Others	0.15	10,845,757	Unknown	Circulating	0	Unknown

ICBC - China Universal Aggressive Growth Equity Fund	Others	0.14	10,000,000	Unknown	Circulating	0	Unknown

Top ten shareholders of shares in circulation

Name of shareholders	Number of circulating shares held	Type of shares
HKSCC (Nominees) Limited	2,293,834,101	Overseas listed foreign shares

China Construction Bank - CIFM China Advantage Security Investment Fund	64,515,310	RMB-denominated ordinary shares

ICBC - SWS MU New Economy Balanced Equity Fund	16,255,747	RMB-denominated ordinary shares

China Life Insurance Company Limited - Bonus - Individual Bonus - 005L-FH002 Shanghai	15,294,394	RMB-denominated ordinary shares

China Life Insurance Company Limited - Tradition - Ordinary Insurance Product - 005L-CT001 Shanghai	12,408,194	RMB-denominated ordinary shares

Name of shareholders	Number of circulating shares held	Type of shares
CBC - HFT Style Rotation Equity Fund	10,845,757	RMB-denominated ordinary shares

ICBC - China Universal Aggressive Growth Equity Fund	10,000,000	RMB-denominated ordinary shares

BOC - HFT Equity Fund	9,018,432	RMB-denominated ordinary shares

BOC - E Fund Stable Growth Balanced Equity Fund	6,500,390	RMB-denominated ordinary shares

Agricultural Bank of China - BOCOM Schroder Growth Equity Fund	5,699,933	RMB-denominated ordinary shares

Description of any connected relationship or act-in-concert parties relationships among the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, the State-owned enterprise shareholder, does not have any connected relationship with the other shareholders, and is not a act-in-concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the Administrative Measures on Acquisition of Listed Companies.

3.2	Interests and Short Positions of Substantial Shareholders and Other Persons in Shares and Underlying Shares of the Company

As at 30 June 2011, the interests and short positions of the Company’s substantial shareholders (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company) and other persons (excluding the Directors, Supervisors and Senior Management of the Company) who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (“SFO”) in the shares, underlying shares of equity derivatives or debentures of the Company as recorded in the register which is required to be kept under Section 336 of the SFO were as set out below:

(i)	Interests in ordinary shares of the Company

Name of shareholders	Number and type of shares held	% of total issued share capital		% of shareholding in the Company’s total issued H shares		Capacity
China Petroleum & Chemical Corporation	4,000,000,000 Promoter legal person shares (L)	55.56		—		Beneficial owner

JPMorgan Chase & Co.	159,205,090(L)	2.21	(L)	6.83	(L)	Beneficial owner;
	3,055,000(S)	0.04	(S)	0.13	(S)	Investment managers;
	30,222,238(P)	0.42	(P)	1.30	(P)	Other (Available-for- lending shares)

(L):	Long position (S): Short position (P): Available-for-lending shares

Save as disclosed above, no interests of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management of the Company) who are required to disclose their interests pursuant to Part XV of the SFO in the shares, underlying shares of equity derivatives or debentures of the Company were recorded in the register required to be kept under Section 336 of the SFO.

(ii)	Short positions in shares and underlying shares of the Company

As at 30 June 2011, no short positions of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management of the Company) who are required to disclose their interests pursuant to Part XV of the SFO in the shares, underlying shares of equity derivatives, or debentures of the Company were recorded in the register required to be kept under Section 336 of the SFO.

4.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

4.1	Shareholdings of Directors, Supervisors and Senior Management

During the Reporting Period, there were no changes to the number of shares of the Company held by the Directors, Supervisors and Senior Management of the Company. The actual number of shares in the issued share capital of the Company held by the Directors, Supervisors and Senior Management as at the end of the Reporting Period were as follows:

Unit: share
Name	Position	Number of shares held at the beginning of the Reporting Period	Number of shares held at the end of the Reporting Period	Change
Rong Guangdao	Chairman	3,600	3,600	No change
Wang Zhiqing	Vice Chairman and President	Nil	Nil	No change
Wu Haijun	Vice Chairman	Nil	Nil	No change
Li Honggen	Director and Vice President	Nil	Nil	No change
Shi Wei	Director and Vice President	Nil	Nil	No change
Ye Guohua	Director and Chief Financial Officer	Nil	Nil	No change
Lei Dianwu	Director	Nil	Nil	No change
Xiang Hanyin	Director	Nil	Nil	No change
Shen Liqiang	Independent Director	Nil	Nil	No change
Jin Mingda	Independent Director	Nil	Nil	No change
Wang Yongshou	Independent Director	3,600	3,600	No change
Cai Tingji	Independent Director	Nil	Nil	No change
Gao Jinping	Chairman of the Supervisory Committee	Nil	Nil	No change
Zuo Qiang	Supervisor	Nil	Nil	No change

Name	Position	Number of shares held at the beginning of the Reporting Period	Number of shares held at the end of the Reporting Period	Change
Li Xiaoxia	Supervisor	Nil	Nil	No change
Zhai Yalin	Supervisor	Nil	Nil	No change
Wang Liqun	Supervisor	Nil	Nil	No change
Chen Xinyuan	Independent Supervisor	Nil	Nil	No change
Zhou Yunnong	Independent Supervisor	Nil	Nil	No change
Zhang Zhiliang	Vice President	Nil	Nil	No change
Zhang Jianping	Vice President	Nil	Nil	No change
Tang Chengjian	Vice President	Nil	Nil	No change
Zhang Jingming	Company Secretary and General Counsel	Nil	Nil	No change

Shares held by the above individuals are A shares and represent their personal interests in their capacity as beneficial owners.

4.2	Interests and Short Positions of Directors, Supervisors and Senior Management in Shares, Underlying Shares and Debentures of the Company

Save as disclosed above, as at 30 June 2011, none of the Directors, Supervisors or Senior Management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning ascribed to it in Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As of 30 June 2011, none of the Directors or Supervisors of the Company or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

5.	REPORT OF THE DIRECTORS

5.1	Discussion and analysis of the overall operation during the Reporting Period

The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group (the Company and its subsidiaries) and notes in the interim report. The financial data involved hereinafter are extracted from the unaudited financial report prepared in accordance with IFRS.

Review and discussion on operating results

In the first half of 2011, the world economy went through a strenuous recovery due to a number of difficulties such as the war in Libya, the political turmoil in West Asia and North Africa, the major earthquake, tsunami and nuclear leakage accident that severely hit the Japanese economy, the lower-than-expected economic recovery and a rebound in the unemployment rate in the U.S., the challenging sovereign debt crisis in Europe, and the spread of inflation from countries with emerging markets to developed nations. The Chinese economy continued to maintain stable and relatively fast growth amid a complex and volatile international environment, the continuous implementation of the macro-economic control initiatives in the country and the emergence of more new situations and new issues in China’s economic operation. In the first half of 2011, China’s gross domestic product (GDP) grew 9.6%, and its economic operation looked sound in general, moving towards the expected direction set in the macro-economic control initiatives. China’s petrochemical industry continued to maintain a healthy and steady operation, witnessed by a steady and relatively fast growth in production, expanded market demand, stable supply and demand as a whole, active import and export trade, stable pace of growth in industrial investment and satisfactory profitability as a whole.

During the first half of 2011, the Group was faced with a complex and volatile international environment, an overall stability of the domestic macro-economy, a healthy and steady operation of the petrochemical industry, high international crude oil prices after a significant surge, and a substantial decline in the profitability of the oil refining industry resulting in a turnaround from profits to losses. The Group applied the “assurance of safety, maximisation of profitability, focusing on reform, strengthening of management, adjustment on structure and promotion of development” as its work theme, coping with external market changes in an aggressive approach, continuing to increase total physical production volume of products, and pushing forward various tasks on production, operation, reform and development. In the first half of 2011, the Group maintained sound operations and production, and crude oil processing volume and output of gasoline, diesel, jet fuel, synthetic resin, plastics and other products reached record highs once again as compared to previous corresponding periods. No accidents involving serious consequences or major fires, explosions or environmental pollution happened. Major production plants maintained high utilisation and load rates. Major technical and economic indices were fulfilled well. The output-to-sales ratio and the receivable recovery ratio continued to remain at satisfactory levels. The natural gas integrated utilisation project reaped good economic benefits. As at 30 June 2011, the Group’s turnover amounted to RMB49,500.8 million, an increase of RMB13,372.5 million or 37.01% year-on-year; profit before taxation amounted to RMB1,858.1 million, a decrease of RMB37.9 million year-on-year; and profit after taxation and non-controlling interests amounted to RMB1,425.7 million, a decrease of RMB 88.0 million year-on-year.

The fully completed Phase 5 Project of the Group continued to effectively produce its overall scale effect during the first half of 2011. As a result, total volume of goods produced increased by 14.87% over the corresponding period of the previous year. From January to June 2011, the Group processed 5,678,300 tons of crude oil (including 131,400 tons of crude oil processed on a sub-contracting basis), an increase of 635,500 tons or 12.60% over the corresponding period of the previous year. Specifically, imported crude oil and offshore crude oil processed amounted to 5,165,900 tons and 512,400 tons respectively. Output of gasoline, diesel and jet fuel were 510,300 tons, 2,055,700 tons and 402,500 tons respectively, representing increases of 10.24%, 33.49% and 5.78% year-on-year respectively. Output of ethylene and propylene were 492,100 tons and 258,700 tons respectively, representing decreases of 0.36% and 4.30% year-on-year respectively. Output of synthetic resins and plastics (excluding polyester and polyvinyl alcohol) was 570,800 tons, representing an increase of 0.39% year-on-year. Output of synthetic fibre monomers, synthetic fibre polymers and synthetic fibres were 499,600 tons, 326,400 tons and 129,100 tons respectively, representing an increase of 0.04%, a decrease of 1.03% and an increase of 4.20% year-on-year respectively. The Group’s output-to-sales ratio and receivable recovery ratio in the first half of 2011 were 99.85% and 99.37% respectively.

The following table sets forth the Group’s sales volume and net sales, net of sales taxes and surcharges, for the Reporting Period:

	For the six-month period ended 30 June
	2011			2010
	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total

Synthetic fibres	128.7	2,292.8	4.95	123.7	1,871.2	5.56
Resins and plastics	804.2	8,505.9	18.35	821.6	7,524.6	22.34
Intermediate petrochemicals	1,202.3	10,197.0	22.00	1,117.1	7,851.4	23.31
Petroleum products	3,593.0	18,899.6	40.78	2,852.5	12,876.4	38.23
Trading of petrochemical products	—	5,988.0	12.92	—	3,200.5	9.50
Others	—	461.8	1.00	—	354.1	1.06

Total	5,728.2	46,345.1	100.00	4,914.9	33,678.2	100.00

In the first half of 2011, the Group realised total net sales of RMB46,345.1 million, representing an increase of 37.61% as compared to the corresponding period of the previous year, of which net sales derived from petroleum products, intermediate petrochemicals, resins and plastics, synthetic fibres and trading of petrochemical products increased by 46.78%, 29.87%, 13.04%, 22.53% and 87.10% respectively. Increase in net sales of products were primarily attributable to increased prices of raw materials and energy, resulting in increased prices for petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres, as well as increases in sales volume for a portion of products as compared to the corresponding period of the previous year. Compared to the first half of 2010, the average prices (excluding tax) of the Group’s petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres increased by 16.53%, 20.67%, 15.49% and 17.77% respectively during the Reporting Period. When comparing to the second half of 2010, the average prices (excluding tax) of the above four major categories of products of the Group increased by 15.78%, 15.08%, 14.52% and 15.72% respectively. In the first half of 2011, net sales of the Group’s trading of petrochemical products increased by 87.10% as compared to the corresponding period of the previous year, primarily because the business volume of the trading company controlled by the Group increased significantly. In the first half of 2011, net sales of the Group’s other activities increased by 30.42% as compared to the corresponding period of the previous year, primarily because the Group’s other activities including sales of water, electricity and gas, and revenues from processing crude oil on a sub-contracting basis increased substantially as compared to the corresponding period of the previous year.

A majority of the Group’s products were sold in eastern China.

During the first half of 2011, the Group’s cost of sales increased by 39.38% year-on-year to RMB44,348.7 million, accounting for 95.69% of net sales.

Crude oil is the Group’s major raw material. Under the impact of a number of factors such as the war in Libya, the turmoil in West Asia and North Africa, the major earthquake and the nuclear leak in Japan as well as the European debt crisis during the first half of 2011, international crude oil prices fell after a rise but in general tended to surge substantially and remained at high levels. In particular, the increase in Brent crude oil prices was approximately 18 percentage points higher than that in West Texas Intermediate (“WTI”) crude oil prices. This situation may remain unchanged in the short run. In the first half of 2011, Brent crude oil futures closed highest at US$126.65/barrel and lowest at US$93.33/barrel. The average price over the first half was approximately US$111/barrel, a year-on-year increase of approximately 44%. WTI crude oil futures closed highest at US$113.93/barrel and lowest at US$84.32/barrel. The average price over the first half was approximately US$98/barrel, a year-on-year increase of approximately 26%. With such impact, the Group’s average unit cost of crude oil processed (the portion traded for the Group’s own account) was RMB4,937.91/ton in the first half of 2011, representing an increase of RMB1,005.54/ton or 25.57% over the corresponding period of the previous year. As a result of the significant increase in the average price of crude oil and the increase in the volume of crude oil processed, the Group’s total costs of crude oil processed during the Reporting Period increased substantially by 42.89% to RMB27,390.2 million year-on-year. The crude oil costs accounted for 61.76% of the Group’s cost of sales in the first half of 2011.

Expenses on other auxiliary raw materials of the Group amounted to RMB9,880.5 million in the first half of 2011, representing an increase of 57.04% as compared to the corresponding period of the previous year, primarily attributable to increases in prices and volumes of production materials. During the Reporting Period, depreciation and maintenance costs of the Group amounted to RMB830.2 million and RMB523.0 million respectively. Depreciation cost decreased slightly year-on-year while maintenance cost increased year-on-year. Fuel and power expenses increased by RMB290.0 million year-on-year to RMB1,288.2 million as a result of the year-on-year increases to various degrees in both purchase volume and purchase prices of coal for power generation.

The Group’s selling and administrative expenses in the first half of 2011 amounted to RMB335.4 million, representing an increase of 31.22% from RMB255.6 million in the corresponding period of the previous year. The increase was primarily attributable to the increase in sales transportation expenses as a result of a substantial increase in sales volume (as one of the measures to cope with the intense market competition, the percentage of product distribution was raised substantially year-on-year during the first half of 2011, thereby increasing sales transportation and miscellaneous charges accordingly), and the increase in agency fees with respect to product sales in ordinary (continuing) connected transactions as a result of an increase in sales volume during the Reporting Period.

The Group’s other operating expenses in the first half of 2011 increased by RMB12.7 million year-on-year to RMB27.5 million, primarily attributable to the provision for the impairment of fixed assets amounting to RMB10.6 million during the Reporting Period.

Financing costs of the Group in the first half of 2011 decreased by 112.11% year-on-year to RMB-14.1 million, primarily because of the appreciation of Renminbi against US dollar during the current period. As a result, there was an increase in net foreign exchange gains of the Group during the Reporting Period. Furthermore, the Group has adjusted the borrowing structure between US dollar-denominated loans and Renminbi-denominated loans, and borrowed more US dollar-denominated borrowings with lower interest rates during the Reporting Period than in the corresponding period of the previous year, resulting in a drop in interest expenses.

The Group’s profit after taxation and non-controlling interests was RMB1,425.7 million in the first half of 2011, representing a decrease of RMB88.0 million from RMB1,513.7 million in the corresponding period of the previous year.

Liquidity and capital resources

The Group’s net cash inflow from operating activities amounted to RMB965.6 million for the first half of 2011, representing an increase in cash inflow of RMB757.9 million as compared to net cash inflow of RMB207.7 million in the corresponding period of the previous year, due to the following reasons: (1) the Group’s net cash inflow from profit before tax (net of share of profit of associates and jointly controlled entities) amounted to RMB1,675.5 million, representing an increase in cash inflow of RMB170.2 million as compared to net cash inflow of RMB1,505.3 million in the corresponding period of the previous year; (2) the increased inventory balance by RMB3,632.6 million led to an increase in cash outflow of RMB 3,084.5 million as compared to the increased inventory balance by RMB548.1 million in the corresponding period of the previous year; and (3) the increased balance of net amounts due to related parties by RMB2,747.9 million led to a decrease in cash outflow of RMB3,621.9 million as compared to the decreased balance by RMB874.0 million in the corresponding period of the previous year.

In the first half of 2011, the Group’s net cash outflow from investing activities amounted to RMB833.7 million, as compared to the net cash inflow of RMB572.4 million in the corresponding period of the previous year, due to the following reasons: (1) in the corresponding period of the previous year, the Group redeemed the financial products which were purchased from state-controlled banks in China at the end of 2009, amounting to RMB700.0 million, and (2) the Group purchased financial products amounting to RMB700.0 million from state-controlled banks in China during the Reporting Period.

In the first half of 2011, the Group’s net cash inflow from financing activities amounted to RMB105.2 million, while the net cash outflow amounted to RMB506.0 million in the corresponding period of the previous year, primarily attributable to the Group’s repayments of a substantial amount of short-term borrowings during the corresponding period of the previous year.

Borrowings and debts

The Group’s long-term borrowings are mainly applied to capital expansion projects. In general, the Group arranges long-term borrowings according to capital expenditure plans and on the whole, there are no seasonal borrowings. Short-term debts are used to replenish the Group’s working capital requirements during the normal course of production operation.

During the first half of 2011, the Group’s total borrowings increased by RMB32.1 million to RMB4,602.5 million as compared to the beginning of the Reporting Period. Of such amount, short-term debts increased by RMB32.1 million while long-term borrowings remained unchanged.

Risks associated with exchange rate fluctuation

Since the Group purchases its major raw materials, particularly crude oil, from overseas sources and also exports a portion of the Group’s petrochemical products directly as well, exchange rate changes will indirectly affect the prices of the Group’s raw materials and petrochemical products. This may, in turn, have a discernible impact on the Group’s profitability. In addition, a change in the relevant exchange rates will affect the level of the Group’s financial expenses since the majority of the Group’s debts are denominated in foreign currencies. Accordingly, the Group’s profitability will be affected as well. As at 30 June 2011, the Group’s loans denominated in US dollars amounted to RMB4,249.6 million.

Capital expenditure

In the first half of 2011, the Group fully commenced the construction of the Phase 6 Project, with the refinery revamping and expansion project as the key project, according to the development strategy of “giving due consideration to both cost-leadership and differentiation, attaching equal importance to scale and refinement, laying particular emphasis on being cost and scale effective at upstream and being highly value-added and highly refined at downstream”. Under the refinery revamping and expansion project, the construction of the new 3,900,000 tons/year residual oil hydrogenation plant, the new 3,500,000 tons/year catalytic cracking plant and the carbon fiber project with a capacity of 1,500 tons/year has already commenced; the preliminary work for other projects such as the ethanolamine project with a capacity of 50,000 tons/year and the EVA (ethylene-vinyl acetate copolymer) project with a capacity of 100,000 tons/year proceeded actively as planned. Meanwhile, other key technological renovation projects of the Group, such as the optimisation of energy saving and consumption reduction of No. 2 PTA plant, renovation on energy conservation and consumption reduction of No. 2 and No. 3 aromatics complexes, No. 4 main transformer of the 220 KV petrochemical substation and the capacity expansion on No. 6 main transformer of the No. 1 thermal power station, were also being carried out in an orderly manner.

In the first half of 2011, the Group’s capital expenditure amounted to RMB731.6 million, mainly invested in the refinery revamping and expansion project, the carbon fiber project and the upgrade project for optimisation of energy saving and consumption reduction at No. 2 PTA Plant. In the second half of 2011, the Group will continue to actively push forward the above construction projects and other projects regarding technological renovation, safety and environmental protection, energy conservation and consumption reduction. The Group plans to fund the capital expenditure with cash from operations and banking facilities.

Liability-to-asset ratio

As at 30 June 2011, the Group’s liability-to-asset ratio was 42.59% (31 December 2010: 37.45%). The ratio is calculated using this formula: total liabilities/ total assets.

Employees

As at 30 June 2011, the Group’s on-record employees totaled 15,959. Staff salaries for the six-month period ended 30 June 2011 amounted to RMB1,080.8 million.

Income tax

Since the official implementation of the “Enterprise Income Tax Law of the People’s Republic of China” on 1 January 2008, the enterprise income tax rate has been uniformly adjusted to 25%. Accordingly, the Group’s income tax rate is 25% for 2011.

Disclosure required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”)

Save as disclosed herein, pursuant to paragraph 46 in Appendix 16 to the Hong Kong Listing Rules, the Company confirmed that there have been no material changes in the existing information of the Company relating to the matters as set out in paragraph 46(3) in Appendix 16 and the relevant information disclosed in the Company’s 2010 annual report.

Market outlook and work plans for the second half of 2011

In the second half of 2011, there were complexities and numerous uncertainties and instabilities during the process of recovery of the world economy due to various unfavorable factors such as a continuation slackening economic growth in developed economies, mounting global inflationary pressures the degrading of sovereign credit rating of US and the possibility of having further deterioration and spread of the sovereign debt crisis in Europe. China’s economy will continue to maintain steady and relatively fast development. Although the fundamentals of the development look sound, the problem of unbalanced and uncoordinated development will be more acute, and there are a number of factors that restrict growth in internal and external demand such as rising general commodity price level, an unplanned mode of economic growth, and a prominent problem regarding inconsistency between supply and demand of production factors such as energy and resources. Although the economic operation of the domestic petrochemical industry will maintain a stable and sound trend in general, the pace of growth of the industry is likely to gradually slow down due to pressures from all fronts, such as further tightening of the policy environment, further strengthening of environmental protection restrictions on energy resources, an acute imbalance in structural surplus of production capacity, rising operating costs of the industry, further short-term and local volatility of market prices of products, and more demanding tasks on energy conservation and emissions reduction.

Due to increasing uncertainties over the recovery of the world economy and increasing risks of having a declining economy, international crude oil prices are likely to lose the momentum for a substantial rise but to fluctuate at relatively high price levels. This is due to the impact of a number of factors such as slackened economic growth, weakened demand for petroleum, relatively stable geopolitics, a deterioration of debt crisis in Europe and the US, excessive liquidity, anticipated inflation, and rising market sentiment favoring risk aversion. Although the Chinese government is taking proactive measures to explore and improve the pricing mechanism for refined oil products, the possibility is not ruled out that the Chinese government may still exercise controls over the prices of domestic refined oil products if international crude oil prices reach a higher level.

To sum up, the Group expects that the cost pressure upon enterprises will increase and market competition will further intensify in the second half as the prices of energy and resources will stay high, and therefore the Group cannot take an optimistic view towards its production and operation. In the second half of 2011, the Group will continue to proceed with various tasks in a proactive, diligent, pragmatic and effective manner according to the tasks and objectives set out at the beginning of 2011:

1.	Attach great importance to HSE (health, safety and environment) to ensure the Group maintains safe and stable operation.

2.	Continue to focus on the “safe, steady, long-team, full-capacity and optimised” operation of plants, and strive to increase the total physical production volume of products.

3.	Further optimise production and operation and strive to improve profitability.

4.	Push forward in full scale the construction of the Phase 6 Project, and constantly enhance the development potential of the Group.

5.	Further improve the managerial system and mechanism and push forward sophisticated management on an ongoing basis.

6.	Continue to strengthen cultivation of corporate culture and proactively maintain a harmonious and stable corporate atmosphere.

5.2	Principal operations by segment or product (prepared under CAS)

					Unit: RMB’000

By segment or by product	Operating income	Operating costs	Gross profit margin	Increase/ decrease of operating income compared to the corresponding period of the previous year	Increase/ decrease of operating costs compared to the corresponding period of the previous year	Increase/decrease of gross profit margin compared to the corresponding period of the previous year
			(%)	(%)	(%)	(percentage points)

Synthetic fibres	2,320,085	1,795,924	22.59	22.66	22.21	0.28
Resins and plastics	8,597,308	7,971,507	7.28	13.16	12.22	0.78
Intermediate petrochemicals	10,317,965	8,597,179	16.68	30.01	17.36	8.98
Petroleum products Note	21,806,087	18,294,492	16.10	44.01	58.89	-7.86
Trading of petrochemical products	5,989,376	5,944,881	0.74	87.12	93.87	-3.46
Others	494,171	403,121	18.42	29.02	17.49	8.01
Including: connected transactions	27,631,155	23,873,340	13.60	46.14	47.61	-0.86

Pricing principles of connected transactions	The Directors of the Company (including the Independent Non-executive Directors) are of the view that the above- mentioned connected transactions were conducted on normal commercial terms or on terms which were no less favourable than those offered to or by any independent third party, and were conducted in the ordinary course of business. This was confirmed by the Independent Non-executive Directors of the Company.

Description of the necessity and continuity of connected transactions

The Company purchases crude oil and related materials from China Petroleum & Chemical Corporation (the “Sinopec Corp.”) and its associates in accordance with the State’s regulatory system regarding crude oil operation. The Company uses the crude oil storage tanks and pipeline transportation facilities of Sinopec Corp. and its associates to ensure stable and secured supply of crude oil for the Company, thereby reducing storage and transportation costs of crude oil. The Company sells petroleum products to Sinopec Corp. and its associates in accordance with the State’s relevant policies, and given the widespread sales networks and a fairly high market share possessed by Sinopec Corp. and its associates. The Company sold petrochemicals to Sinopec Corp. and its associates, and Sinopec Corp. and its associates acted as agents for the sale of petrochemicals, in order to reduce the Company’s inventories, to expand its trading, distribution and sales networks, to improve the Company’s bargaining power with its customers and to eliminate the competition between the Company and subsidiaries under Sinopec Corp. The Company obtained construction installation and engineering design services, petrochemical industry insurance services and financial services from China Petrochemical Corporation (“Sinopec”) and its associates in order to secure steady, timely and reliable services at reasonable prices.

For relevant details, please refer to the announcement regarding the continuing connected transactions dated 11 November 2010 and the circular regarding the continuing connected transactions dated 26 November 2010 published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

This includes an amount of RMB26,294.057 million for the connected transactions in respect of the sale of products or the provision of services to the controlling shareholder and its subsidiaries and jointly controlled entities by the listed company during the Reporting Period.

Note:	The gross profit margin is calculated according to the price of petroleum products which includes consumption tax. The gross profit margin of petroleum products after deducting consumption tax amounts to 3.20%.

5.3	Principal operations by geographical location (prepared under CAS)

	Unit: RMB’000

Geographical location	Operating income	Increase/decrease of operating income compared to the corresponding period of the previous year (%)
Eastern China	46,230,809	39.60
Other regions in the PRC	3,114,575	11.92
Exports	179,608	-28.42

5.4	Description of substantial changes in the Company’s major financial data during the Reporting Period as compared to the previous year (prepared under the CAS)

(Details of reporting items with changes of 30% or more and occupying 5% or more of the Group’s total assets at the reporting date or 10% or more of the profit before income tax for the Reporting Period, together with reasons for the changes)

				Unit: RMB’000

	For the six-month
	period ended 30 June		Increase/
Item	2011	2010	(decrease) amount	Change (%)	Reason for change

Operating income	49,524,992	36,151,430	13,373,562	36.99	Both sales volume and unit price increased during the Reporting Period.

Operating costs	43,007,104	30,821,820	12,185,284	39.53	Unit cost of crude oil increased as a result of the increase in international crude oil prices during the Reporting Period. The volume of crude oil processed also increased during the Reporting Period.

Selling and distribution expenses	335,445	255,584	79,861	31.25	Selling expenses increased as a result of the increase in sales volume.

Item	As at 30 June 2011	As at 31 December 2010	Increase / (decrease) amount	Change (%)	Reason for change

Inventories	8,984,946	5,352,301	3,632,645	67.87	The purchase of crude oil at the end of the Reporting Period increased, and the price of raw materials increased significantly during the Reporting Period.

Short-term loans	4,327,516	3,295,438	1,032,078	31.32	The Company borrowed short-term loans to replenish the working capital during the Reporting Period.

Accounts payable	5,966,685	3,322,811	2,643,874	79.57	The payables for purchase of crude oil increased at the end of the Reporting Period.

5.5	Projects from non-raised capital

Project	Total project investment RMB million	Project progress as at 30 June 2011

The Refinery Upgrade Project	6,627.7	Under construction

The Carbon Fiber Project with a Capacity of 1,500 tons/year	847.8	Under construction

Upgrade Project for Optimization of Energy Saving and Consumption Reduction for No. 2 Oxidation Device System	185.6	Under construction

6	MAJOR EVENTS

6.1	Non-operating connected creditor’s rights and liabilities

					RMB’000

					Funds provided by
		Funds provided to			connected parties
		connected parties			to the Group
Connected party	Connected relationship	Net transaction	Balance		Net transaction	Balance

Sinopec Corp.	Controlling shareholder	(7,786)	405		408,109	424,308	Note [1]
Sinopec and other related parties	Controlling company of the controlling shareholder and other related parties	1,780	10,271	Note 2	(17,378)	11,147
Total		(6,006)	10,676		390,731	435,455

Note 1:	The balance of the funds at the end of the Reporting Period provided by connected parties to the Group included the balance of dividends payable amounting to RMB 400,000,000 due to Sinopec Corp.
Note 2:	The balance of the funds provided by the Group to its connected parties at the end of the Reporting Period mainly included unsettled receivables arising from rendering of services to the Group’s associates and jointly controlled entities.

6.2	Audit Committee

On 25 August 2011, the Audit Committee of the seventh session of the Board held its first meeting, primarily to review the interim financial report of the Group for the Reporting Period.

6.3	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Group has not purchased, sold or redeemed any of the Company’s securities (for the definition of “security”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

6.4	Compliance with Code on Corporate Governance Practices

The Company has complied with all the principles and code provisions set out in the Code on Corporate Governance Practices set out in Appendix 14 to Hong Kong Listing Rules during the Reporting Period.

6.5	Implementation of Model Code

The Directors of the Company confirm that the Company has adopted the Model Code. After making specific enquiries with all the Directors and Supervisors of the Company, the Company is not aware of any information that would reasonably indicate that the Directors and Supervisors of the Company were not in compliance with the requirements of the Model Code for securities transactions during the Reporting Period.

7	INTERIM FINANCIAL REPORT

7.1	Interim financial statements prepared under China Accounting Standards for Business Enterprises (Unaudited)

Balance Sheets (Unaudited)

	The Group		The Company
	At 30	At 31	At 30	At 31
	June	December	June	December
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Current assets
Cash at bank and on hand	337,006	100,110	270,802	89,224
Bills receivable	2,213,515	2,043,493	1,965,196	1,887,416
Accounts receivable	941,888	751,935	659,376	347,327
Prepayments	202,610	146,865	200,305	147,004
Dividends receivable	—	5,042	—	5,042
Other receivables	58,072	58,185	23,535	18,650
Inventories	8,984,946	5,352,301	8,518,979	5,110,036
Other current assets	783,998	73,910	722,185	21,729

Total current assets	13,522,035	8,531,841	12,360,378	7,626,428

Non-current assets
Long-term receivables	—	30,000	—	—
Long-term equity investments	3,182,705	3,526,290	4,214,794	4,578,274
Investment property	459,180	465,805	517,098	524,560
Fixed assets	13,027,839	13,802,184	12,427,462	13,176,847
Construction in progress	1,619,856	1,192,225	1,585,961	1,176,229
Intangible assets	528,398	537,599	425,902	432,418
Long-term deferred expenses	202,832	261,706	202,584	260,956
Deferred tax assets	400,415	810,454	400,186	810,225

Total non-current assets	19,421,225	20,626,263	19,773,987	20,959,509

Total assets	32,943,260	29,158,104	32,134,365	28,585,937

	The Group		The Company
	At 30	At 31	At 30	At 31
	June	December	June	December
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Current liabilities
Short-term loans	4,327,516	3,295,438	4,289,616	3,116,438
Bills payable	38,946	41,034	38,946	41,034
Accounts payable	5,966,685	3,322,811	5,348,763	2,888,621
Advances from customers	513,391	809,908	462,462	741,364
Employee benefits payable	144,503	8,920	139,766	5,060
Taxes payable	953,561	1,042,054	946,210	1,013,520
Interest payable	7,647	24,553	7,590	24,553
Dividends payable	734,401	15,490	720,000	15,490
Other payables	869,620	834,780	1,283,136	1,325,260
Short-term debentures payable	—	1,000,000	—	1,000,000
Non-current liabilities due within one year	100,000	178,237	145,000	100,000

Total current liabilities	13,656,270	10,573,225	13,381,489	10,271,340

Non-current liabilities
Long-term loans	175,000	175,000	175,000	220,000
Other non-current liabilities	253,296	236,986	253,296	236,986

Total non-current liabilities	428,296	411,986	428,296	456,986

Total liabilities	14,084,566	10,985,211	13,809,785	10,728,326

Shareholders’ equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763	2,914,763	2,914,763
Specific reserve	84,806	46,748	75,638	43,380
Surplus reserve	5,081,314	5,081,314	5,081,314	5,081,314
Retained earnings	3,331,748	2,670,215	3,052,865	2,618,154

Total equity attributable to equity shareholders of the Company	18,612,631	17,913,040	18,324,580	17,857,611
Minority interests	246,063	259,853	—	—

Total equity	18,858,694	18,172,893	18,324,580	17,857,611

Total liabilities and shareholders’ equity	32,943,260	29,158,104	32,134,365	28,585,937

Income statements (Unaudited)

	Six-month period ended 30 June
	The Group		The Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Operating income	49,524,992	36,151,430	42,110,743	31,915,310
Less: Operating costs	43,007,104	30,821,820	35,691,900	26,674,152
Business taxes and surcharges	3,155,653	2,450,087	3,151,643	2,449,119
Selling and distribution expenses	335,445	255,584	292,515	217,327
General and administrative expenses	1,243,528	958,094	1,178,477	893,393
Financial (income)/expenses	(14,132)	116,712	(4,537)	106,785
Impairment losses	156,581	47,354	379,563	73,266
Add: Investment income	177,564	385,848	156,696	385,028
(Including: Income from investment in associates and jointly controlled enterprises)	177,564	385,633	148,616	377,407

Operating profit	1,818,377	1,887,627	1,577,878	1,886,296
Add: Non-operating income	8,663	13,358	8,088	12,944
Less: Non-operating expenses	21,235	18,459	21,216	15,792
(Including: Losses from disposal of non-current assets)	9,133	4,678	9,125	3,650

Profit before income tax	1,805,805	1,882,526	1,564,750	1,883,448
Less: Income tax expenses	417,894	388,954	410,039	383,790

Net profit for the period	1,387,911	1,493,572	1,154,711	1,499,658

Attributable to:
Equity shareholders of the Company	1,381,533	1,493,930
Minority shareholders	6,378	(358)
Earnings per share:
Basic	RMB0.192	RMB0.207

Diluted	RMB0.192	RMB0.207

Other comprehensive income	—	—	—	—

Total comprehensive income	1,387,911	1,493,572	1,154,711	1,499,658

Attributable to:
Equity shareholders of the Company	1,381,533	1,493,930
Minority shareholders	6,378	(358)

Cash flow statements (Unaudited)

	Six-month period ended 30 June
	The Group		The Company
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	57,417,667	41,993,214	48,570,448	36,846,570
Refund of taxes	43,578	—	—	—
Cash received relating to other operating activities	23,038	62,710	22,463	64,881

Sub-total of cash inflows	57,484,283	42,055,924	48,592,911	36,911,451

Cash paid for goods and services	(50,313,527)	(36,529,514)	(41,759,114)	(31,481,854)
Cash paid to and for employees	(945,237)	(868,974)	(876,807)	(806,019)
Cash paid for all types of taxes	(4,835,934)	(4,042,318)	(4,767,677)	(3,963,519)
Cash paid relating to other operating activities	(273,661)	(248,383)	(252,462)	(219,272)

Sub-total of cash outflows	(56,368,359)	(41,689,189)	(47,656,060)	(36,470,664)

Net cash inflow from operating activities	1,115,924	366,735	936,851	440,787

Cash flows from investing activities:
Cash received from disposal of investments	26,000	770,000	—	700,000
Cash received from investment income	526,191	63,079	525,218	61,505
Net cash received from disposal of fixed assets	2,826	979	2,779	914
Cash received relating to other investing activities	42,874	17,266	37,757	12,870

Sub-total of cash inflows	597,891	851,324	565,754	775,289

	Six-month period ended 30 June
	The Group		The Company
	2011 RMB’000	2010 RMB’000	2011 RMB’000	2010 RMB’000

Cash paid for acquisition of fixed assets	(731,550)	(278,946)	(713,932)	(282,935)
Cash paid for acquisition of investments	(700,000)	—	(700,000)	—

Sub-total of cash outflows	(1,431,550)	(278,946)	(1,413,932)	(282,935)

Net cash (outflow)/inflow from investing activities	(833,659)	572,378	(848,178)	492,354

Cash flows from financing activities:
Cash received from issuance of corporate bonds	—	1,000,000	—	1,000,000
Cash received from borrowings	18,477,796	22,642,235	18,429,596	22,580,835

Sub-total of cash inflows	18,477,796	23,642,235	18,429,596	23,580,835

Cash repayments of corporate bonds	(1,000,000)	(1,000,000)	(1,000,000)	(1,000,000)
Cash repayments of borrowings	(17,351,351)	(23,138,235)	(17,179,272)	(23,202,420)
Cash paid for dividends, profits distribution and interest	(171,614)	(169,000)	(157,243)	(148,060)

Sub-total of cash outflows	(18,522,965)	(24,307,235)	(18,336,515)	(24,350,480)

Net cash (outflow)/inflow from financing activities	(45,169)	(665,000)	93,081	(769,645)

Effect of foreign exchange rate changes on cash and cash equivalents	(200)	(182)	(176)	(153)

Net increase in cash and cash equivalents	236,896	273,931	181,578	163,343
Add: cash and cash equivalents at the beginning of the period	100,110	125,917	89,224	101,076

Cash and cash equivalents at the end of the period	337,006	399,848	270,802	264,419

Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

(Expressed in thousands of renminbi yuan)

	Six month period ended 30 June
	2011							2010
	Attributable to equity shareholders of the Company							Attributable to equity shareholders of the Company
	Share capital	Capital reserve	Specific reserve	Surplus reserve	Retained earnings	Minority interests	Total	Share capital	Capital reserve	Specific reserve	Surplus reserve	Retained earnings	Minority interests	Total

Balance at 1 January	7,200,000	2,914,763	46,748	5,081,314	2,670,215	259,853	18,172,893	7,200,000	2,882,278	—	4,801,766	462,029	294,285	15,640,358
Changes in equity for the period
1. Net profit/(loss) for the period	—	—	—	—	1,381,533	6,378	1,387,911	—	—	—	—	1,493,930	(358)	1,493,572
2. Other comprehensive income for the period	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-total of 1&2	—	—	—	—	1,381,533	6,378	1,387,911	—	—	—	—	1,493,930	(358)	1,493,572
3. Appropriation of profits
- Distribution to shareholders	—	—	—	—	(720,000)	(20,168)	(740,168)	—	—	—	—	(216,000)	(58,345)	(274,345)
4. Specific reserve
- Accrued	—	—	56,800	—	—	—	56,800	—	—	5,473	—	—	—	5,473
- Utilised	—	—	(18,742)	—	—	—	(18,742)	—	—	—	—	—	—	—

Balance at 30 June	7,200,000	2,914,763	84,806	5,081,314	3,331,748	246,063	18,858,694	7,200,000	2,882,278	5,473	4,801,766	1,739,959	235,582	16,865,058

Statements of Changes in Shareholders’ Equity (Unaudited)

(Expressed in thousands of renminbi yuan)

	Six-month period ended 30 June
	2011						2010
	Share capital	Specific reserve	Capital reserve	Surplus reserve	Retained earnings	Total	Share capital	Specific reserve	Capital reserve	Surplus reserve	Retained earnings	Total

Balance at 1 January	7,200,000	2,914,763	43,380	5,081,314	2,618,154	17,857,611	7,200,000	2,882,278	—	4,801,766	318,224	15,202,268
Changes in equity for the period
1. Net profit for the period	—	—	—	—	1,154,711	1,154,711	—	—	—	—	1,499,658	1,499,658
2. Other comprehensive income for the period	—	—	—	—	—	—	—	—	—	—	—	—

Sub-total of 1&2	—	—	—	—	1,154,711	1,154,711	—	—	—	—	1,499,658	1,499,658
3. Appropriation of profits
- Distribution to shareholders	—	—	—	—	(720,000)	(720,000)	—	—	—	—	(216,000)	(216,000)
4. Specific reserve
- Accrued	—	—	51,000	—	—	51,000	—	—	5,473	—	—	5,473
- Utilised	—	—	(18,742)	—	—	(18,742)	—	—	—	—	—	—

Balance at 30 June	7,200,000	2,914,763	75,638	5,081,314	3,052,865	18,324,580	7,200,000	2,882,278	5,473	4,801,766	1,601,882	16,491,399

7.2	Interim financial report prepared under International Financial Reporting Standards (Unaudited)

This interim financial report for the six-month period ended 30 June 2011 is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants, whose unmodified review report is included in the interim report to be sent to shareholders.

Consolidated Income Statement

For the six-month period ended 30 June 2011(unaudited)

(Expressed in Renminbi)

		Six-month period ended 30 June
	Note	2011 RMB’000	2010 RMB’000
			(Restated)

Turnover	3	49,500,789	36,128,309
Sales taxes and surcharges		(3,155,653)	(2,450,087)

Net sales		46,345,136	33,678,222
Cost of sales		(44,348,719)	(31,817,534)

Gross profit		1,996,417	1,860,688

Selling and administrative expenses		(335,445)	(255,584)
Other operating income		27,866	31,479
Other operating expenses		(27,478)	(14,813)

Profit from operations		1,661,360	1,621,770

Financial income		131,303	29,607
Financial expenses		(117,171)	(146,319)

Net financing income/(costs)	4	14,132	(116,712)

Investment income		—	215

		Six-month period ended 30 June
	Note	2011 RMB’000		2010 RMB’000
				(Restated)
Share of profit of associates and jointly controlled entities			182,564		390,633

Profit before taxation	3, 4		1,858,056		1,895,906
Income tax	5		(425,959)		(388,954)

Profit for the period			1,432,097		1,506,952

Attributable to:
Equity shareholders of the Company			1,425,719		1,513,739
Non-controlling interests			6,378		(6,787)

Profit for the period			1,432,097		1,506,952

Earnings per share	6
Basic		RMB	0.198	RMB	0.210

Diluted		RMB	0.198	RMB	0.210

Consolidated Statement of Comprehensive Income

For the six-month period ended 30 June 2011 (unaudited)

(Expressed in Renminbi)

		Six-month period ended 30 June
	Note	2011 RMB’000	2010 RMB’000
			(Restated)

Profit for the period		1,432,097	1,506,952
Other comprehensive income for the period		—	—

Total comprehensive income for the period		1,432,097	1,506,952

Attributable to:
Equity shareholders of the Company		1,425,719	1,513,739
Non-controlling interests		6,378	(6,787)

Total comprehensive income for the period		1,432,097	1,506,952

Consolidated Balance Sheet

As at 30 June 2011 (unaudited)

(Expressed in Renminbi)

	Note	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000
			(Restated)

Non-current assets
Property, plant and equipment		12,855,294	13,570,559
Investment property		459,180	465,805
Construction in progress		1,545,560	1,139,239
Interest in associates and jointly controlled entities		2,977,705	3,316,290
Lease prepayments and other assets		731,230	874,192
Deferred tax assets		381,505	799,609

Total non-current assets		18,950,474	20,165,694

Current assets
Inventories		8,984,946	5,352,301
Other investments		700,000	—
Trade debtors	8	155,479	74,193
Bills receivable	8	2,106,341	1,993,273
Other debtors and prepayments		288,399	235,730
Amounts due from related parties	8	949,864	776,234
Cash and cash equivalents		337,006	100,110

Total current assets		13,522,035	8,531,841

Current liabilities
Loans and borrowings	9	4,427,516	4,395,438
Trade creditors	10	1,798,600	2,376,452
Bills payable	10	33,346	41,034
Other creditors		2,669,932	1,943,327
Amounts due to related parties	10	4,722,531	1,800,991
Income tax payable		4,345	15,983

Total current liabilities		13,656,270	10,573,225

Net current liabilities		(134,235)	(2,041,384)

Total assets less current liabilities carried forward		18,816,239	18,124,310

	Note	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000
			(Restated)

Total assets less current liabilities brought forward		18,816,239	18,124,310

Non-current liabilities
Loans and borrowings	9	175,000	175,000

Total non-current liabilities		175,000	175,000

Net assets		18,641,239	17,949,310

Shareholders’ equity
Share capital		7,200,000	7,200,000
Reserves		11,195,176	10,489,457

Total equity attributable to equity shareholders of the Company		18,395,176	17,689,457
Non-controlling interests		246,063	259,853

Total equity		18,641,239	17,949,310

Notes to the unaudited interim financial report

1	Principal activities and basis of preparation

Sinopec Shanghai Petrochemical Company Limited (“the Company”) and its subsidiaries (collectively “the Group”) is an integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The Company is a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp”).

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants.

The interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”).

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2010 annual financial statements. Accounting policy changes that are expected to be reflected in the 2011 annual financial statements are set out in note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The financial information relating to the financial year ended 31 December 2010 that is included in the interim financial report as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2010 are available from the Company’s registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 25 March 2011.

2	Changes in accounting policies

The IASB has issued a number of amendments to International Financial Reporting Standards (“IFRSs”) and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IAS 24 (revised 2009), Related party disclosures

•	Improvements to IFRS (2010)

IAS 24 (revised 2009), Related party disclosures, simplifies the definition of “related party” and removes inconsistencies, which emphasises a symmetrical view of related party transactions. The revised standard also provides limited relief from disclosure of information by government-related entities in respect of transactions with the government to which the Group is related, or transactions with other entities related to the same government. The amendments to IAS 24 have had no material impact on the Group’s interim financial report.

In the Improvements to IFRSs (2010) omnibus standard, the IASB extended the scope of paragraph D8 of IFRS 1, First time adoption of IFRSs, for the use of the deemed cost exemption for an event-driven fair value. Under the amended standard, an entity is permitted to take as deemed cost the fair value of some or all of its assets and liabilities, when these fair values were determined under previous GAAP at one particular date because of a specific event which occurred during the period covered by its first financial statements prepared under IFRSs. Previously, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity’s transition to IFRSs (being the start of the earliest comparative period included in the first set of IFRS financial statements).

The Group’s first financial statements prepared under IFRSs were for the year ended 31 December 1992, with the start of the earliest comparative period being 1 January 1990. During that period and pursuant to applicable laws and regulations of the PRC, the Group’s financial statements prepared under Accounting Standards for Business Enterprises and other relevant rules and regulations (collectively “PRC GAAP”) included leasehold land use rights at deemed cost based on the valuation performed by an independent valuer as of 1 January 1993. As this valuation was performed as of a date later than the date of transition to IFRSs, the Group was not permitted to adopt these valuations as deemed cost for the purposes of its IFRS financial statements and instead adopted the IFRS policy that leasehold land use rights were measured at historical cost and therefore, the related revaluation gains arising from the revaluation in 1993 as mentioned above were not recognised. The Group has chosen to adopt the amendments to IFRS 1 by making retrospective adjustments in order to eliminate the aforementioned differences between the Group’s financial statements under IFRSs and those under PRC GAAP. Specifically, the Group has retrospectively adjusted the amounts reported for previous periods in its IFRS financial statements to reflect the recognition of the leasehold land use rights at their deemed cost based on the valuation performed by the independent valuer as of 1 January 1993, with consequential adjustments for amortisation charged in subsequent periods.

The major adjustments made to the amounts reported for previous periods and the effect of the changes on the current period, as reported in this interim financial report, are set out below:

Consolidated balance sheet items

	1 January 2011 Increase/(decrease) RMB’000	1 January 2010 Increase/(decrease) RMB’000

Lease prepayments and other assets	156,760	160,258
Deferred tax assets	(27,967)	(28,842)
Total equity attributable to equity shareholders of the Company	128,793	131,416

Consolidated income statement items

	Six month period ended 30 June
	2011 Increase/(decrease) RMB’000	2010 Increase/(decrease) RMB’000

Cost of sales	1,749	1,749
Income tax	(437)	(437)
Profit for the period	(1,312)	(1,312)
Profit attributable to equity shareholders of the Company	(1,312)	(1,312)
Basic and diluted earnings per share (RMB)	—	—

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3	Segment reporting

(a)	Reportable information on the Group’s operating segments is as follows:

	Six-month period ended 30 June
	2011 RMB’000	2010 RMB’000
		(Restated)

Turnover

Manufactured Products

Synthetic fibres
- External sales	2,320,085	1,891,401
- Intersegment sales	81	56

Total	2,320,166	1,891,457

Resins and plastics
- External sales	8,597,308	7,597,388
- Intersegment sales	57,158	44,053

Total	8,654,466	7,641,441

Intermediate petrochemicals
- External sales (Note a)	10,317,965	7,936,403
- Intersegment sales	10,588,623	9,728,886

Total	20,906,588	17,665,289

Petroleum products
- External sales (Note a)	21,806,087	15,142,333
- Intersegment sales	3,409,625	1,347,563

Total	25,215,712	16,489,896

Trading of petrochemical products
- External sales (Note a)	5,989,376	3,200,879
- Intersegment sales	1,735,103	791,147

Total	7,724,479	3,992,026

All others
- External sales (Note a)	469,968	359,905
- Intersegment sales	512,269	334,308

Total	982,237	694,213

Elimination of intersegment sales	(16,302,859)	(12,246,013)

Turnover	49,500,789	36,128,309

	Six-month period ended 30 June
	2011 RMB’000	2010 RMB’000
		(Restated)

Profit before taxation

Profit from operation
Synthetic fibres	364,407	314,507
Resins and plastics	43,349	81,972
Intermediate petrochemicals	1,044,617	261,370
Petroleum products	144,960	930,489
Trading of petrochemical products	7,968	6,553
All others	56,059	26,879

Consolidated profit from operations	1,661,360	1,621,770

Net financing income/ (costs)	14,132	(116,712)

Investment income	—	215

Share of profit of associates and jointly controlled entities	182,564	390,633

Profit before taxation	1,858,056	1,895,906

Note (a):	External sales include sales to Sinopec Corp, its subsidiaries and jointly controlled entities as follows:

	Six-month period ended 30 June
	2011 RMB’000	2010 RMB’000
		(Restated)

Intermediate petrochemicals	3,201,242	3,310,910
Petroleum products	18,867,720	13,027,296
Trading of petrochemical products	4,016,116	1,561,762
All others	208,979	143,405

Total	26,294,057	18,043,373

Segment assets

The major changes in segment assets during the period relate to additions of construction in progress in petroleum products segment.

The total segment assets of the petroleum products segment at 30 June 2011 is RMB 15,038,115,000 (31 December 2010: RMB 11,749,387,000).

4	Profit before taxation

Profit before taxation is arrived at after charging/ (crediting):

	Six-month period ended 30 June
	2011 RMB’000	2010 RMB’000
		(Restated)

(a) Net finance (income) / costs
Interest on bank loans and advances	133,451	147,130
Less: Amount capitalised into construction in progress	(16,280)	(811)

Total financial expenses	117,171	146,319

Net foreign exchange gain	(88,429)	(12,341)
Interest income	(42,874)	(17,266)

Total financial income	(131,303)	(29,607)

(b) Other items
Amortisation of lease prepayments	9,201	9,786
Depreciation	821,511	840,056
Research and development costs	25,138	7,014
Write-down of inventories (Note a)	128,602	48,499
Impairment loss on property, plant and equipment	10,552	—
Net loss on disposal of property, plant and equipment	7,198	3,893
Gain on sale of available-for-sale financial assets	—	(215)

Note a:	The write-down of inventories mainly represents the write-down of long aged spare parts amounting to RMB 128,602,000 for the six-month period ended 30 June 2011 (six-month period ended 30 June 2010: RMB 48,499,000).

5	Income tax

	Six-month period ended 30 June
	2011 RMB’000	2010 RMB’000
		(Restated)

Provision for PRC income tax for the period	7,855	5,164
Deferred taxation	418,104	383,790

	425,959	388,954

The provision for PRC income tax is calculated at the rate of 25% (2010: 25%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes.

6	Earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company for the six-month period ended 30 June 2011 of RMB 1,425,719,000 (six-month period ended 30 June 2010: RMB 1,513,739,000) and 7,200,000,000 (six-month period ended 30 June 2010: 7,200,000,000) shares in issue during the interim period.

The Group had no dilutive potential ordinary shares in existence during the six-month periods ended 30 June 2011 and 2010.

7	Dividends

	Six-month period ended 30 June
	2011 RMB’000	2010 RMB’000

Final dividend in respect of the previous financial year, approved during the period, of RMB 0.10 per share (2010: RMB 0.03 per share)	720,000	216,000

Pursuant to a resolution passed at the Annual General Meeting held on 29 June 2011, a final dividend of RMB 720,000,000 was declared and approved for the year ended 31 December 2010 (2009: RMB 216,000,000).

The Board of Directors did not declare the payment of an interim dividend for the period (2010: RMB nil).

8	Trade receivables

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Trade debtors	162,958	82,030
Less: Impairment losses for bad and doubtful debts	(7,479)	(7,837)

	155,479	74,193

Bills receivable	2,106,341	1,993,273
Amounts due from related parties	949,864	776,234

	3,211,684	2,843,700

Amounts due from related parties represent trade-related balances.

The aging analysis of trade debtors, bills receivable and amounts due from related parties (net of impairment losses for bad and doubtful debts) is as follows:

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Invoice date:
Within one year	3,210,615	2,842,788
Between one and two years	1,069	912

	3,211,684	2,843,700

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

9	Loans and borrowings

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Short-term loans	4,327,516	3,295,438
Corporate bonds (Note a)	—	1,000,000
Current portion of long-term loans	100,000	100,000

Loans and borrowings — current	4,427,516	4,395,438
Loans and borrowings — non-current	175,000	175,000

	4,602,516	4,570,438

Note a:	In June 2011, the Group repaid the RMB 1 billion 365-day unsecured corporate bonds which were issued to corporate investors in the PRC inter-bank debenture market on 23 June 2010. The bonds were issued at 100% of face value, with an effective yield of 3.27% per annum, and mature on 23 June 2011.

10	Trade payables

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Trade creditors	1,798,600	2,376,452
Bills payable	33,346	41,034
Amounts due to related parties	4,722,531	1,800,991

	6,554,477	4,218,477

The maturity analysis of trade accounts payable is as follows:

	At 30 June 2011 RMB’000	At 31 December 2010 RMB’000

Due within 1 month or on demand	6,305,119	4,082,246
Due after 1 month but within 3 months	249,358	136,231

	6,554,477	4,218,477

7.3	DIFFERENCES BETWEEN FINANCIAL REPORT PREPARED UNDER CAS AND IFRS

The below figures are extracted from the interim financial report prepared in accordance with CAS and IFRS, both of which have not been audited.

Other than the differences in the classification of certain financial statement items and the accounting treatment of the items described below, there are no material differences between the Group’s financial report prepared in accordance with CAS and IFRS. The major differences are:

Notes:

(i)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(ii)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, these expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

The reconciliation between the net profit attributable to equity shareholders of the Company between CAS and IFRS is as follows:

			Six-month period ended 30 June
	Note		2011 RMB’000	2010 RMB’000
				(Restated)

Net profit attributable to equity shareholders of the Company under CAS			1,381,533	1,493,930

Adjustments:

Government grants	(i	)	14,193	13,380
Safety production costs	(ii	)	38,058	—
Others			—	6,429
Effects of the above adjustments on taxation			(8,065)	—

Net profit attributable to equity shareholders of the Company under IFRS			1,425,719	1,513,739

The reconciliation between the shareholders’ equity attributable to the equity shareholders of the Company between CAS and IFRS is as follows:

			At 30 June 2011	At 31 December 2010
	Note		RMB’000	RMB’000
				(Restated)

Total equity attributable to equity shareholders of the Company under CAS			18,612,631	17,913,040

Adjustments:

Government grants	(i	)	(198,545)	(212,738)
Effects of the above adjustments on taxation			(18,910)	(10,845)

Total equity attributable to equity shareholders of the Company under IFRS			18,395,176	17,689,457

By order of the Board
Rong Guangdao
Chairman

Shanghai, the PRC, 26 August 2011

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2011 Interim Results

Achieved Rapid Growth in Revenue in First Half,

Actively Coping with a Challenging Environment in Second Half.

Hong Kong, August 26, 2011 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx: 00338; SSE: 600688; NYSE: SHI) announced today the unaudited operating results of the Company and its subsidiaries (the “Group” ) prepared under International Financial Reporting Standards (“IFRS”) for the six months ended June 30, 2011 (the “Period”).

According to IFRS, turnover of the Group for the Period amounted to RMB49,500.8 million, representing an increase of 37.01% over the previous year. Profit attributable to equity shareholders of the Company amounted to RMB1,425.7 million (2010 interim: RMB1,513.7 million). Basic earnings per share was RMB0.198 (2010 interim: RMB0.210). The board of directors of the Company does not recommend a payment of any interim dividend for 2011 (2010 interim: Nil).

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “In the first half of 2011, the Chinese economy continued to maintain stable and relatively fast growth, while China’s petrochemical industry continued to maintain a healthy and steady operation. However, international crude oil prices surged significantly and stayed at high levels, and the profitability of the oil refining industry declined substantially, resulting in a turnaround from profits to losses. Coping with external market changes with a proactive approach, the Company continued to increase total physical production volume of products, and made every effort to push forward various tasks on production, operation, reform and development. During the Period, crude oil processing volume and outputs of gasoline, diesel, jet fuel, synthetic resin & plastics and other products reached record highs once again as compared to previous corresponding periods. The natural gas comprehensive utilization project reaped good economic benefits.”

In the first half of 2011, the Group’s net sales amounted to RMB46,345.1 million, representing an increase of 37.61% year-on-year, of which net sales derived from petroleum products, intermediate petrochemicals, resins and plastics, synthetic fibres and trading of petrochemical products increased by 46.78%, 29.87%, 13.04%, 22.53% and 87.10% respectively.

The fully completed Phase 5 Project of the Group continued to effectively produce its overall scale effect during the first half of 2011. As a result, total volume of goods produced increased by 14.87% year-on-year. During the Period, the Group processed 5,678,300 tons of crude oil (including 131,400 tons of crude oil processed on a sub-contracting basis), an increase of 12.60% year-on-year. Outputs of gasoline, diesel and jet fuel were 510,300 tons, 2,055,700 tons and 402,500 tons respectively, representing increases of 10.24%, 33.49% and 5.78% year-on-year respectively. Outputs of ethylene and propylene were 492,100 tons and 258,700 tons respectively, representing decreases of 0.36% and 4.30% year-on-year respectively. Output of synthetic resins and plastics (excluding polyester and polyvinyl alcohol) was 570,800 tons, representing an increase of 0.39% year-on-year. Outputs of synthetic fibre monomers, synthetic fibre polymers and synthetic fibres were 499,600 tons, 326,400 tons and 129,100 tons respectively, representing an increase of 0.04%, a decrease of 1.03% and an increase of 4.20% year-on-year respectively. The Group’s output-to-sales ratio and receivable recovery ratio for the Period were 99.85% and 99.37% respectively.

In the first half of 2011, international crude oil prices fell after a rise but in general tended to surge significantly and remained at high levels. The Group’s average unit cost of crude oil processed was RMB4,937.91/ton in the first half of 2011, representing an increase of 25.57% year-on-year. The Group’s total costs of crude oil processed during the Period increased substantially by 42.89% year-on-year to RMB27,390.2 million, accounting for 61.76% of the Group’s cost of sales for the Period.

…/2

Shanghai Petrochemical Announces 2011 Interim Results…p.2

During the Period, the Group fully commenced the construction of the Phase 6 Project, with the refinery revamping and expansion project as the key project, of which the construction of the new 3,900,000 tons/year residual oil hydrogenation plant, the new 3,500,000 tons/year catalytic cracking plant and the carbon fiber project with a capacity of 1,500 tons/year have already commenced; preliminary works for other projects such as the ethanolamine project with a capacity of 50,000 tons/year and the EVA (ethylene-vinyl acetate copolymer) project with a capacity of 100,000 tons/year proceeded actively as planned. Meanwhile, other key technological renovation projects of the Group such as optimization of energy saving and consumption reduction at No. 2 PTA Plant, the renovation on energy conservation and consumption reduction of No. 2 and No. 3 aromatics complexes, No. 4 main transformer of the 220 KV petrochemical substation and the capacity expansion of No. 6 main transformer of the No. 1 thermal power station, were also being carried out in an orderly manner.

Looking forward, Mr. Rong Guangdao said, “In the second half of 2011, there will be numerous uncertainties and instabilities during the process of recovery of the world economy. Amid steady and relatively fast development, China’s economy will be faced with the contradictions and problems of unbalanced and uncoordinated development. Although the economic operation of the domestic petrochemical industry will maintain a stable and sound trend in general, the industry also faces pressures from policies, energy resources and environmental protection restrictions. Meanwhile, international crude oil prices are likely to lose the momentum for a substantial rise but to fluctuate at relatively high price levels. The Group expects that the cost pressure upon enterprises will increase and market competition will further intensify in the second half. The Group will continue to focus on the operation of plants, strive to increase the total physical production volume of products, push forward in full scale the construction of the Phase 6 Project, further optimize production and operation, and strive to improve profitability.”

Shanghai Petrochemical is one of the largest petrochemical companies in China in terms of sales revenue and was one of the first Chinese companies to complete a global securities offering. Located in the Jinshan District which is at the southwest of Shanghai, it is a highly integrated petrochemical enterprise which processes crude oil into a broad range of products such as synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

***

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks such as: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, the risk that the PRC government’s implementation of macro-economic control measures to curb over-heating of the PRC economy may adversely affect the company; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; the risk of not being able to raise the prices of the Company’s products as is appropriate thus adversely affecting the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Unaudited)

For further information, please contact:

Ms. Leona Zeng / Ms. Christy Lai

Rikes Hill & Knowlton Limited

Tel: (852) 2520 2201 Fax: (852) 2520 2241

Email: leona.zeng@rikes.hillandknowlton.com

…/3

Shanghai Petrochemical Announces 2011 Interim Results…p.3

Sinopec Shanghai Petrochemical Company Limited

2011 Interim Results

(Prepared under International Financial Reporting Standards)

Consolidated Income Statement (Unaudited)

	For the six months ended June 30
	2011 RMB’000		2010 RMB’000
			(Restated)

Turnover		49,500,789		36,128,309
Sales taxes and surcharges		(3,155,653)		(2,450,087)

Net sales		46,345,136		33,678,222
Cost of sales		(44,348,719)		(31,817,534)

Gross profit		1,996,417		1,860,688
Selling and administrative expenses		(335,445)		(255,584)
Other operating income		27,866		31,479
Other operating expenses		(27,478)		(14,813)

Profit from operations		1,661,360		1,621,770

Financial income		131,303		29,607
Financial expenses		(117,171)		(146,319)

Net financing income/(costs)		14,132		(116,712)

Investment income		—		215

Share of profit of associates and jointly controlled entities		182,564		390,633

Profit before taxation		1,858,056		1,895,906
Income tax		(425,959)		(388,954)

Profit for the Period		1,432,097		1,506,952

Attributable to
Equity shareholders of the Company		1,425,719		1,513,739
Non-controlling interests		6,378		(6,787)

Profit for the Period		1,432,097		1,506,952

Earnings per share
Basic	RMB	0.198	RMB	0.210

Diluted	RMB	0.198	RMB	0.210